Exhibit 99.3
Laurel Canyon Partners, LLC
1503 Abbott Kinney Boulevard
Venice, California 90291
Via Electronic Mail
May 20, 2010
Steve Hentschel
Managing Director
Gleacher & Company
1290 Avenue of the Americas
New York, NY 10104
          Re: Response to Process Letter
Dear Steve:
As you know, we previously proposed to acquire Crystal River Capital, Inc. (“CRC”) at a price of $0.75 per share “net” to CRC stockholders and without any financing condition. We went to great lengths to demonstrate our financial ability to complete the transaction on the terms proposed and submitted to the Special Committee a letter from our private bankers confirming our substantial liquid assets and a written commitment from US Bank to issue a $50 million letter of credit for our benefit to facilitate payment of (1) the proposed purchase price to CRC stockholders, (2) repayment of CRC’s outstanding indebtedness under its senior credit facility, and (3) payment of transaction expenses, including reimbursement of expenses in connection with a termination by CRC of the Brookfield merger agreement and expenses payable to the Special Committee’s advisors.
Yesterday morning we received the May 19, 2010 “Process Letter” indicating how the Special Committee wished to proceed to further consider our proposal. In response to the Process Letter, and in light of the advice in your e-mail of yesterday regarding the supplemental fairness opinion fee agreement with your firm, we are pleased to modify our previous proposal to (1) increase the “net” price to CRC stockholders to $0.78 a share and (2) enhance the financing for our proposal by providing that Daniel M. Gottlieb and Steven D. Lebowitz will personally guaranty Laurel Canyon’s obligations to obtain one or more letters of credit provided for herein and the amounts payable under our proposal to the extent they are not satisfied from the letters of credit. We do not propose to increase the $50 million letter of credit amount as you suggested in your email of

Steve Hentschel
May 20, 2010

yesterday, because that would require US Bank to obtain new credit approval, which would unnecessarily delay the process.
We are enclosing a proposed Agreement and Plan of Merger (“Merger Agreement”), which is substantially identical to prior drafts that our legal advisors have worked out with the Special Committee’s legal advisors and are consistent with what we have discussed with you previously, along with the Exhibits to the Merger Agreement other than the form of letter of credit. We note that we have included in Section 5.3 of the Merger Agreement some “Additional Transactions” provisions that are identical to the corresponding provisions of the Brookfield merger agreement. We wish to preserve our flexibility to address the tax status of the CDOs and the tax treatment of any potential cancellation of indebtedness income. The Merger Agreement contains no significant conditions to the closing of the second-step merger. We are enclosing black-lined versions of the Merger Agreement showing changes from the BAM merger agreement and the most recent draft merger agreement that was discussed with the Special Committee’s counsel so that the Special Committee can readily compare them.
In further response to the specific requests in the Process Letter:
Acquiror Information: The proposed acquiror is Laurel Canyon Partners, LLC, which holds approximately 6.34% of the stock of CRC. Laurel Canyon has had no business or operations aside from pursuing its proposal to CRC. At present, Daniel M. Gottlieb is the sole member of Laurel Canyon, but we would admit Bedford Drive Capital Partners, LLC as a member of Laurel Canyon and accomplish the “Bedford Drive Capital Contribution” agreed to by CRC in the waiver letter dated April 17, 2010, if our proposal is accepted. Steven D. Lebowitz is the sole member of Bedford Drive. More information about Laurel Canyon and Bedford Drive is contained in our joint Statement on Schedule 13D on file with the SEC. We may admit other members of Laurel Canyon in the future as provided in the enclosed Merger Agreement, but have no present understanding or arrangement to do so. We may consider structuring Laurel Canyon or the ownership of Laurel Canyon so as to preserve CRC’s REIT status.
Timing: We are prepared to promptly execute the Merger Agreement, but believe certain things must be done first. The Merger Agreement calls for a disclosure letter from CRC, which we have not received. We need to review the disclosure letter prior to executing the Merger Agreement. (We have received and reviewed the “Company Letter” dated as of February 23, 2010 provided in connection with the Brookfield merger agreement, and have no issues with the disclosures in that Company Letter.) Also, we would not pay the substantial fee to obtain the letters of credit described herein, unless we are, in fact, entering into the Merger Agreement. Once CRC has accepted our proposal, all necessary Board approvals have been obtained, and CRC is ready to sign the Merger Agreement (and we have assurances that Brookfield has no objection to the termination of the Brookfield merger agreement as suggested in its May 19 non-

Steve Hentschel
May 20, 2010

binding proposal), we will have the letters of credit issued. (We will confirm that this can happen the same day the Merger Agreement is signed. If there are any unanticipated timing issues, we will need to work out a structure which gives us reasonable assurances that the $250,000 issuance fee was not incurred in vain.) Once the Merger Agreement is signed, we will promptly commence the tender offer contemplated by the Merger Agreement. In this regard, we have taken the liberty of preparing draft tender offer materials and expect to be able to submit them to the Special Committee’s advisors promptly after execution of the Merger Agreement.
Financing: We have previously provided you with the US Bank commitment to issue a $50 million letter of credit. Assuming the maturity date of CRC’s senior indebtedness is extended as discussed below, we would divide the US Bank commitment into two letters of credit: one letter of credit in the approximate amount of the senior indebtedness (i.e., $28.92 million) under which CRC’s senior lender would be the beneficiary; and another letter of credit in the amount of the remaining US Bank commitment (i.e., approximately $21.08 million) under which Laurel Canyon would be the beneficiary. Laurel Canyon will agree in the Merger Agreement to draw on the letter of credit to pay the CRC stockholders and transaction costs called for under the Merger Agreement, and the Merger Agreement provides for our personal guaranty to obtain the letter of credit and a number of covenants to ensure that the letter of credit remains in place through the closing of the transaction. We have arranged for the letter of credit based on our own credit worthiness and prior business dealings with US Bank. As noted above, the letter of credit, itself, will be obtained concurrently with entering into the Merger Agreement.
Senior Debt: Although we are still considering Brookfield’s proposal from late yesterday, we believe it would be preferable that the maturity date of CRC’s senior indebtedness be extended through the closing of the merger as outlined in Brookfield’s proposal. If the senior lender is unwilling to extend the maturity date, we have agreed in the Merger Agreement to draw upon the $50 million letter of credit to pay off the senior indebtedness upon the closing of the second-step merger.
Other: As we have requested previously, we would appreciate it if CRC could provide us with its stockholder list and security position listing as soon as possible so that we can prepare to commence our tender offer. We would also ask that CRC immediately authorize its transfer agent, American Stock Transfer & Trust Company, to serve as our depository in connection with the tender offer, which we believe would expedite the tender offer timing.

Steve Hentschel
May 20, 2010

Our original proposal to acquire CRC was extended on March 17, 2010, more than two months before we received the Process Letter. In light of our dealings with the Special Committee and its advisors since that time and based on the information in this letter, we would expect the Special Committee to act quickly to accept our proposal and take the steps necessary for CRC to enter into the Merger Agreement, which is superior to the proposed Brookfield merger and in the best interests of CRC’s stockholders. If you have any questions or need additional information, please do not hesitate to contact Craig Tompkins or me.
Sincerely,
LAUREL CANYON PARTNERS, LLC

By:	Name: Daniel M. Gottlieb Title: Member

cc:	Steven D. Lebowitz S. Craig Tompkins Dale E. Short, Esq. D. Stephen Antion, Esq.